                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             For the Month Ended                Commission file number
             March 31, 2006                     0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation

                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F   X                Form 40-F _____
                      -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes  _____                     No   X
                                              -----


         If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     N/A .


                           Total number of pages is 25

          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

                      SAND ANNOUNCES SECOND QUARTER RESULTS

MONTREAL, MARCH 7TH, 2006: SAND Technology Inc. (OTCBB:SNDTF), an innovator in analytic application infrastructure, today reported results for the three-month period ended January 31, 2006. The Company reported a loss for the second operating quarter of fiscal year 2006 of $1,057,813, or ($0.08) per share on revenues of $1,240,845. Although the net loss has increased in comparison with the previous quarter, when you compare with the second quarter of 2005, the loss has been reduced by almost 30%.

"Although our Second Quarter yielded less revenue than our previous quarter, it in fact represented a turning point in SAND's market acceptance," said Arthur Ritchie, CEO. "Our roll-out of the SAND Dynamic Nearline Architecture (SAND/DNA) was orchestrated during the Quarter, and it has been met with enthusiasm by industry analysts, customers, and prospects. More important, late in the quarter we achieved SAP certification for our SAND/DNA Access product as part of SAP BW's nearline architecture, and began initial customer installs early in our Third Quarter. We believe this exciting capability for SAP BW customers will contribute significant revenue to our results over the rest of Fiscal 2006 and beyond," added Ritchie.

ABOUT SAND TECHNOLOGY(R)

SAND Technology provides organizations worldwide with a unique vantage point from which to survey the competitive landscape. SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe. For more information, visit www.sand.com

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                              SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                                                IN CANADIAN DOLLARS
                                                     ----------------------------------------------
                                                              As at                    As at
                                                          Jan. 31, 2006            July 31, 2005
                                                          -------------            -------------
ASSETS
Current Assets
    Cash and cash equivalents                              $  3,176,427             $  5,615,912
    Accounts Receivable, Net                               $  1,556,621             $  1,561,613
    Prepaid Expenses                                       $    201,918             $    127,731
                                                     ----------------------------------------------
                                                           $  4,934,966             $  7,305,256

Capital Assets, Net                                        $    262,352             $    296,735
Other Assets, Net                                          $    277,116             $    332,540
                                                     ----------------------------------------------
                                                           $  5,474,434             $  7,934,531
                                                     ----------------------------------------------
                                                     ----------------------------------------------

LIABILITIES
Current Liabilities
    Accounts Payable and Accrued Liabilities               $  1,093,587             $  1,485,597
    Deferred Revenue                                       $  1,251,447             $  1,447,992
    Deferred Credits                                       $    151,575             $    166,243
                                                     ----------------------------------------------
                                                           $  2,496,609             $  3,099,832
                                                     ----------------------------------------------

SHAREHOLDERS' EQUITY
    Common Stock                                           $ 38,024,756             $ 38,024,756
    Contributed Surplus                                    $     74,000             $     74,000
    Deficit                                                $(35,120,931)            $(33,264,057)
                                                     ----------------------------------------------
                                                           $  2,977,825             $  4,834,699
                                                     ----------------------------------------------
                                                           $  5,474,434             $  7,934,531
                                                     ----------------------------------------------
                                                     ----------------------------------------------

                              SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                                                                                      IN CANADIAN DOLLARS
                                 ----------------------------------------------------------------------------------------
                                    3 Months Ended        6 Months Ended         3 Months Ended        6 Months Ended
                                     Jan. 31, 2006         Jan. 31, 2006          Jan. 31, 2005         Jan. 31, 2005
                                 ----------------------------------------------------------------------------------------
Revenues                               $ 1,240,485           $ 2,771,526            $ 2,029,750           $ 3,751,407
                                 ----------------------------------------------------------------------------------------

Operating expenses
Cost of Sales and Product
   Support                             $  (337,101)          $  (668,808)           $  (523,114)          $  (982,365)
Research and Development Costs         $  (619,729)          $(1,262,841)           $  (908,985)          $(1,769,311)
Amortization of capital assets
   and acquired technology             $   (68,564)          $  (139,885)           $   (68,504)          $  (135,486)
Selling, general and
   administrative expenses             $(1,289,600)          $(2,593,320)           $(2,081,265)          $(4,317,394)
                                 ----------------------------------------------------------------------------------------
Total operating expense                $(2,314,994)          $(4,664,854)           $(3,581,868)          $(7,204,556)
                                 ----------------------------------------------------------------------------------------

Operating Income (Loss)                $(1,074,509)          $(1,893,328)           $(1,552,118)          $(3,453,149)
Interest Income, Net                   $    16,696           $    36,454            $    58,215           $    93,546
                                 ----------------------------------------------------------------------------------------
Net Earnings (Loss)                    $(1,057,813)          $(1,856,874)           $(1,493,903)          $(3,359,603)
                                 ----------------------------------------------------------------------------------------
                                 ----------------------------------------------------------------------------------------

Earnings (Loss) per share              $     (0.08)          $     (0.14)           $     (0.12)          $     (0.26)

Weighted average number of
   shares outstanding                   12,818,189            12,818,189             12,847,842            12,902,221

                            SAND TECHNOLOGY INC.

                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                            QUARTERLY REPORT

                            SECOND QUARTER ENDED JANUARY 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS - JANUARY 31, 2006

         THIS MANAGEMENT DISCUSSION AND ANALYSIS OF SAND TECHNOLOGY INC'S
(SAND) SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED JANUARY 31, 2006 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND RELATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO THE 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 24 OF SAND'S 2005 ANNUAL REPORT.

         CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON MARCH 7, 2006. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND ITS REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

         SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

         ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

         In Fiscal Year 2004, SAND started its move to a partner-driven sales model and late that year introduced the SAND Searchable Archive which offered a new vista of opportunities to a broad range of partners and customers.

         During the 2005 fiscal year, SAND continues its process of engaging integrator and systems partners in active sales situations for its high-performance analytical application products, in particular, the new SAND Searchable Archive product began to gain traction and mindshare as a method for managing growth in data warehouse environments in a fashion that is very complementary to existing industry standards. In conjunction with partners like SAP, the company is readying specific application offerings, using this exciting product, to make it easy to adopt.

         Despite the growing conditioning of the market to its new solutions to intelligent information management, the company recognizes the potentially lengthy sales cycles required to gain strong market acceptance of these new approaches, and therefore significantly lowered its expense rate. At the same time it engaged refined skills in the area of Marketing and Business Development geared towards the new SAND Searchable Archive applications.

         The result in the first half of this Fiscal Year (2006) was the continuation of progressive sales in our traditional products and a significant reduction in operating losses. Late in our Second Quarter, and continuing into the current Quarter, we have been raising the profile of our new SAND Dynamic Nearline Architecture (SAND/DNA) approach to the market, spearheaded by our certification by SAP for their SAP BW product, and considerable energy was expended in initial installations as validation for our partners and the marketplace. While our new solutions will only start contributing to revenues and profitability later this year, we are encouraged by the signs of market acceptance of our approach and the trends in our financial performance which should only improve further as the momentum takes hold.

RESULTS OF OPERATIONS

SECOND QUARTER OF FISCAL 2006 COMPARED WITH SECOND QUARTER OF FISCAL 2005 AND FIRST HALF OF FISCAL 2006 COMPARED WITH FIRST HALF OF FISCAL 2005

Revenue

         Our sales for the second quarter ended January 31, 2006 were $1,240,485, a decrease of 39% from sales of $2,029,750 for the second quarter ended January 31, 2005.

         Our sales in the second quarter of fiscal 2006 in North America were $437,648 a decrease of 66% from sales of $1,291,371 in the second quarter of fiscal 2005. In Europe, sales in the second quarter of fiscal 2006 were $802,837, an increase of 9% from sales of $738,379 in the second quarter of fiscal 2005.

         Our sales for the first half of fiscal 2006 were $2,771,526, a decrease of 26% from sales of $3,751,407 for the first half of fiscal 2005. In North America, sales in the first half of fiscal 2006 were $917,386, a decrease of 50% from sales of $1,825,832 in the first half of fiscal 2005. In Europe, sales in the first half of fiscal 2006 were $1,854,140, a decrease of 4% from sales of $1,925,575 in the first half of fiscal 2005.

         The decrease in our revenues for the second quarter and first half of fiscal 2006 is associated primarily to a longer selling process and delays incurred in obtaining progress in the procurement process from some opportunities.

         We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses decreased by 38% to $1,289,600 for the second quarter ended January 31, 2006 from $2,081,265 for the second quarter ended January 31, 2005. For the first half of fiscal 2006, selling, general and administrative expenses were $2,593,320 compared to $4,317,394 during the first half of fiscal 2005, a decrease of 40%. The decrease is largely attributable to the cost reduction measures that were executed in the last quarter of fiscal 2005.

Research and Development Expenses

         Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 32% to $619,729 for the second quarter ended January 31, 2006 from $908,985 for the second quarter ended January 31, 2005. For the first half of fiscal 2006, research and development expenses were $1,262,841 compared to $1,769,311 during the first half of fiscal 2005, a decrease of 29%. The decrease is due to the reduction measures that were executed in 2005.

Cost of Sales

         Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales decreased by 36% to $337,101 for the second quarter ended January 31, 2006 from $523,114 for the second quarter ended January 31, 2005. For the first half of fiscal 2006, cost of sales was $668,808 compared to $982,365 during the first half of fiscal 2005, a decrease of 32%. This decrease reflects in part the decrease in revenue. Another portion of the decrease is related to the cost reduction measures executed in the last quarter of fiscal 2005. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

         SAND generated a net loss of $1,057,813 in the second quarter ended January 31, 2006 as compared to a net loss of $1,493,903 in the second quarter ended January 31, 2005. Net loss was $1,856,874 in the first half of fiscal 2006 as compared to a net loss of $3,359,603. These results reflect the transitional nature of the business and distribution model of SAND, as it moves progressively towards being profitable. We believe that this transition is likely to continue during the next few quarters.

Liquidity and Capital Resources

         Cash and investments at January 31, 2006 were $3,176,427 compared with $8,322,549 at January 31, 2005. SAND does not have a line of credit with a commercial bank. We believe that we have sufficient internal resources available to fund our expected working capital through fiscal 2006.

                            SAND TECHNOLOGY INC.

                            QUARTERLY REPORT

                            SECOND QUARTER ENDED JANUARY 31, 2006

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                             AS AT                        As at
                                                                          JANUARY 31,                    July 31,
                                                                             2006                          2005
-------------------------------------------------------------------------------------------------------------------
                                                                              $                             $
                                                                         (unaudited)                    (audited)
ASSETS
Current assets
    Cash and cash equivalents                                              3,176,427                    5,615,912
    Accounts receivable, net                                               1,556,621                    1,561,613
    Prepaid expenses                                                         201,918                      127,731
-------------------------------------------------------------------------------------------------------------------
                                                                           4,934,966                    7,305,256

Capital assets, net (Note 2)                                                 262,352                      296,735
Other assets, net (Note 3)                                                   277,116                      332,540
-------------------------------------------------------------------------------------------------------------------
                                                                           5,474,434                    7,934,531
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                               1,093,587                    1,485,597
    Deferred revenue                                                       1,251,447                    1,447,992
    Deferred credits                                                         151,575                      166,243
-------------------------------------------------------------------------------------------------------------------
                                                                           2,496,609                    3,099,832
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           12,818,189 common shares (12,818,189 as at July 31, 2005)      38,024,756                   38,024,756
    Contributed surplus                                                       74,000                       74,000
    Deficit                                                              (35,120,931)                 (33,264,057)
-------------------------------------------------------------------------------------------------------------------
                                                                           2,977,825                    4,834,699
-------------------------------------------------------------------------------------------------------------------
                                                                           5,474,434                    7,934,531
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
                                  THREE MONTHS        Three months          SIX MONTHS                 Six months
                                      ENDED               ended                ENDED                     ended
                                   JANUARY 31,         January 31,          JANUARY 31,                January 31,
                                      2006                2005                 2006                       2005
-------------------------------------------------------------------------------------------------------------------
                                       $                   $                     $                          $
REVENUE                            1,240,485           2,029,750             2,771,526                  3,751,407
-------------------------------------------------------------------------------------------------------------------

Operating expenses
Cost of sales and product support   (337,101)           (523,114)             (668,808)                  (982,365)
Research and development, net       (619,729)           (908,985)           (1,262,841)                (1,769,311)
Amortization of capital and
    other assets                     (68,564)            (68,504)             (139,885)                  (135,486)
Selling, general and
    administrative expenses       (1,289,600)         (2,081,265)           (2,593,320)                (4,317,394)
-------------------------------------------------------------------------------------------------------------------
Total operating expense           (2,314,994)         (3,581,868)           (4,664,854)                (7,204,556)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Loss from operations              (1,074,509)         (1,552,118)           (1,893,328)                (3,453,149)

Interest income, net                  16,696              58,215                36,454                     93,546
-------------------------------------------------------------------------------------------------------------------

NET LOSS                          (1,057,813)         (1,493,903)           (1,856,874)                (3,359,603)

Deficit at beginning of period   (34,063,118)        (28,112,306)          (33,264,057)               (26,246,606)
-------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD         (35,120,931)        (29,606,209)          (35,120,931)               (29,606,209)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted
    earnings per share                 (0.08)              (0.12)                (0.14)                     (0.26)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Weighted average number of
    shares outstanding            12,818,189          12,847,842            12,818,189                 12,902,221

Net effect of dilutive stock
    options and warrants                   -                   -                     -                          -
-------------------------------------------------------------------------------------------------------------------

Weighted average number of
    diluted shares outstanding    12,818,189          12,847,842            12,818,189                 12,902,221
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED                ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                          2006                2005                  2006                 2005
-------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $
OPERATING ACTIVITIES
    Net loss                          (1,057,813)          (1,493,903)           (1,856,874)           (3,359,603)
    Items not affecting cash
        Amortization of capital and       68,564               68,504               139,885               135,486
           other assets
    Changes in non-cash
        operating working
        capital items (Note 9)           225,035           (1,054,300)             (657,750)             (810,179)
-------------------------------------------------------------------------------------------------------------------
                                        (764,214)          (2,479,699)           (2,374,739)           (4,034,296)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets           (15,730)             (28,905)              (50,078)              (43,410)
-------------------------------------------------------------------------------------------------------------------
                                         (15,730)             (28,905)              (50,078)              (43,410)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Repurchase of common                       -              (90,798)                    -              (186,469)
        shares (Note 4)
    Deferred credits                      (7,334)              (7,335)              (14,668)              (14,669)
-------------------------------------------------------------------------------------------------------------------
                                          (7,334)             (98,133)              (14,668)             (201,138)
-------------------------------------------------------------------------------------------------------------------

Decrease in cash and                    (787,278)          (2,606,737)           (2,439,485)           (4,278,844)
    Cash equivalents
Cash & cash equivalents,
    beginning of period                3,963,705           10,929,286             5,615,912            12,601,393
-------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                      3,176,427            8,322,549             3,176,427             8,322,549
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server and the SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        USE OF ESTIMATES

        These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2005.


        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.


        REVENUE RECOGNITION

        The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licencing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

        Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        REVENUE RECOGNITION (CONTINUED)

        In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

        Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

        Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

        Amounts received in advance of the delivery of products or the performance of services are classified as deferred revenue.


        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include unrestricted cash and highly liquid investments.


        CAPITAL ASSETS

        Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                  Furniture and equipment            5 years
                  Computer equipment                 3 years
                  Leasehold Improvements             over the lease term


        OTHER ASSETS

        Other assets comprise contract costs and acquired technology.

        (i)  Contract costs

             Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized rateably over the term of the contract.

        (ii) Acquired technology

             The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RESEARCH AND DEVELOPMENT COSTS

        Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.


        INCOME TAXES

        Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.


        DEFERRED CREDITS

        Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.


        FOREIGN EXCHANGE TRANSLATION

        Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

        The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.


        EARNING PER SHARE

        Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

        In September 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 of the CICA Handbook, "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS", effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Corporation early adopted the amendments on a prospective basis effective August 1, 2003, as permitted by the standard.

        Prior to August 1, 2003, the Corporation recorded no compensation cost on the grant of stock options to employees.


        GUARANTEES

        As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 14, "Disclosure of Guarantees". This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether or not it will have to make payments under the guarantees.

        In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

        Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

        The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.


        IMPAIRMENT OF LONG LIVED ASSETS

        As of August 1, 2003, the Corporation adopted the new recommendations of CICA Handbook Section 3063, "Impairment of long-lived assets". This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        IMPAIRMENT OF LONG LIVED ASSETS (CONTINUED)

        replaces the write-down provisions in Section 3061 "Property, plant and equipment". The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.


        HEDGING RELATIONSHIPS

        As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 13, "Hedging relationships". This guideline deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.


        NEW ACCOUNTING POLICIES ADOPTED

        As of August 1, 2004, the Corporation adopted the following new Handbook Section of the CICA, none of which had an impact on the Corporation's consolidated financial statements.

        Handbook Section 3110, "Asset retirement obligations", focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.


2.      CAPITAL ASSETS

                                                        JANUARY 31, 2006                             JULY 31, 2005
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                   ----------------     ----------------        --------------    -----------------
                                           $                    $                     $                    $

        Furniture and equipment            320,113              319,523                  590                2,924
        Computer equipment                 565,409              447,586              117,823              135,158
        Leasehold improvements             287,610              143,671              143,939              158,653
-------------------------------------------------------------------------------------------------------------------
                                         1,173,132              910,780              262,352              296,735
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

3.       OTHER ASSETS

                                                        JANUARY 31, 2006                             JULY 31, 2005
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                   ----------------     ----------------        --------------    -----------------
                                           $                    $                     $                    $

        Contract costs               471,100             193,984               277,116                    332,540
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------



4.      COMMON STOCK

        (a) AUTHORIZED

        Unlimited number of Class "A" common shares without par value.


        SHARE REPURCHASE PROGRAM

        On December 17, 2003, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 276,038 Class "A" common shares for $316,307 under this program, including 179,362 Class "A" common shares for $186,469 from August 1, 2004 to December 22, 2004.


        (b) STOCK OPTION PLANS

        The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees or directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System or since August 9, 2005 on the OTC Bulletin Board (OTCBB) on the day prior to the date of grant. Options vest rateably over a five year period and the option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

4.      COMMON STOCK (CONTINUED)

        Activity in the stock option plans for the six months period ended January 31, 2006 and fiscal 2005 was as follows:

                                               SIX MONTHS ENDED
                                                JANUARY 31, 2006                July 31, 2005
                                         ---------------------------     --------------------------
                                                         WEIGHTED                       Weighted
                                                         AVERAGE                        average
                                           OPTIONS       EXERCISE          Options      exercise
                                            (000)         PRICE             (000)        price
                                         ------------- -------------     ------------ -------------
                                              #            $US                #           $US

       Outstanding,
       beginning of period                      1,121          2.10            1,478          2.15
           Granted                                125          1.00              163          1.00
           Exercised                                -             -                -             -
           Forfeited                              174          3.73              520          1.89
                                            ----------    ----------     ------------    ----------

       Outstanding,
       End of period                            1,072          1.71            1,121          2.10
                                            ----------    ----------     ------------    ----------
                                            ----------    ----------     ------------    ----------
       Options exercisable
       at end of period                           597          2.02              622          2.61
                                            ----------    ----------     ------------    ----------
                                            ----------    ----------     ------------    ----------


         The following table summarizes the outstanding options held by directors, officers, and employees as of January 31, 2006:

                                                Options outstanding                 Options exercisable
                                       --------------------------------------    ---------------------------
                                                    Weighted
                                                     average      Weighted                       Weighted
                                                    remaining     average                        average
         Ranges of exercise             Options       life        exercise         Options       exercise
         prices ($US)                    (000)       (years)       price            (000)         Price
                                       ----------- ------------ -------------    ------------- -------------
                                           #                        $US               #            $US

         < 1.00                               160         0.47          0.69              160          0.69
         1.00 to 1.99                         710         7.74          1.02              271          1.03
         3.00 to 3.99                          20         0.47          3.37               20          3.37
         4.00 to 4.99                          35         1.97          4.54               35          4.54
         5.00 to 5.99                         126         5.80          5.06               90          5.08
         6.00 to 6.99                          17         3.60          6.28               17          6.28
         7.00 to 7.99                           4         2.84          7.00                4          7.00
                                       ----------- ------------ -------------    ------------- -------------
                                            1,072         6.02          1.71              597          2.02
                                       ----------- ------------ -------------    ------------- -------------
                                       ----------- ------------ -------------    ------------- -------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

5.      INCOME TAXES

        There was no income tax incurred or accrued during the six-month period ended January 31, 2006.

6.      COMMITMENTS

        The Corporation is committed under operating leases for a total amount of approximately $1,394,000. The minimum payments due in each of the forthcoming years are as follows:

                                                    $

                  2006                           370,000
                  2007                           292,000
                  2008                           244,000
                  2009                           244,000
                  2010                           244,000



7.      SEGMENTED INFORMATION

        The Corporation is considered to have only one business segment.

        The Corporation has two geographic reportable segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Corporation evaluates segment performance based on earnings before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

        As at and for the three months ended January 31,

                                                          North America                Europe
      ----------------------------------------------------------------------------------------------
      2006
      Net sales                                               437,648                 802,837
      Loss before income taxes                             (1,169,427)                111,614
      Identifiable assets                                   3,955,065               1,519,369
      ----------------------------------------------------------------------------------------------
      2005
      Net sales                                             1,291,371                 738,379
      (Loss) earnings before income taxes                    (889,487)               (604,416)
      Identifiable assets                                  10,167,105               1,987,000
      ----------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

7.      SEGMENTED INFORMATION (CONTINUED)

        As at and for the six months ended January 31,

      ----------------------------------------------------------------------------------------------
                                                          North America                Europe
      ----------------------------------------------------------------------------------------------
      2006
      Net sales                                              917,386                1,854,140
      Loss before income taxes                            (1,864,854)                   7,980
      Identifiable assets                                  3,955,065                1,519,369

      ----------------------------------------------------------------------------------------------
      2005
      Net sales                                            1,825,832                1,925,575
      Loss before income taxes                            (2,317,848)              (1,041,755)
      Identifiable assets                                 10,167,105                1,987,000

      ----------------------------------------------------------------------------------------------



8.      FINANCIAL INSTRUMENTS

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        As at January 31, 2006, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

        CREDIT RISK

        The Corporation's exposure to credit risk as of January 31, 2006, is equal to the carrying amount of its financial assets.

        CONCENTRATION OF CREDIT RISK

        Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

        CURRENCY RISK

        The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

9.       CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED                ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                          2006                2005                  2006                 2005
        -----------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $

        Accounts receivable             49,087            (1,531,031)                4,992              (441,523)
        Prepaid expenses                80,182                30,758               (74,187)              (92,801)
        Deferred revenue               141,406               121,904              (196,545)              (52,503)
        Accounts payable and
          accrued liabilities          (45,640)              324,069              (392,010)             (223,352)
        -----------------------------------------------------------------------------------------------------------
        Changes in non-cash
          operating working
          capital items                225,035            (1,054,300)             (657,750)             (810,179)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------



10.     COMPARATIVE FIGURES

        Certain figures for prior periods have been reclassified in order to conform with the presentation adopted in the current period.

                               SAND TECHNOLOGY INC.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SAND TECHNOLOGY INC.

March 8, 2006                             /s/ Arthur G. Ritchie
                                          -------------------------------------
                                          Arthur G. Ritchie
                                          Chairman of the Board, President
                                          and Chief Executive Officer